Filed pursuant to Rule 424(b)(3)
Registration No. 333-180899

AXA Equitable Life Insurance Company

Supplement dated February 22, 2013 to the current variable deferred annuity prospectuses and supplements to the prospectuses for:

•	EQUI-VEST® (Series 201)
•	EQUI-VEST® StrategiesSM (Series 901)
•	EQUI-VEST® StrategiesSM (Series 900)
•	EQUI-VEST® VantageSM Additional Contributions Tax-Sheltered (ACTS) Program, New Jersey Department of Higher Education

This Supplement updates certain information in the most recent prospectuses, supplements to the prospectuses and statements of additional information you received and in any supplements to the prospectuses and statements of additional information (collectively, the “Prospectus”). You should read this Supplement in conjunction with the Prospectus and retain it for future reference. Unless otherwise indicated, all other information included in the Prospectus remains unchanged. The terms and section headings we use in this Supplement have the same meaning as in the Prospectus. We will send you another copy of any prospectus or supplement without charge upon request. Please contact the customer service group referenced in the Prospectus.

The purpose of this Supplement is to provide you with information regarding certain changes to the Prospectus. As applicable to your contract, please note the following changes as described below.

A.	Reduction of the Minimum Threshold for Setting the Performance Cap Rate to Establish a Segment in the Structured Investment Option (“SIO”) investment option

For the purposes of calculating the establishment of a Segment in the SIO, we have reduced the minimum threshold for setting the Performance Cap Rate. The Performance Cap Rate is a rate of return from the Segment Start Date to the Segment Maturity Date. Effective April 1, 2013, we will not establish a Segment if the Performance Cap Rate would be less than the highest Guaranteed Interest Option rate available under EQUI-VEST® (Series 201), EQUI-VEST® Strategies (Series 900), EQUI-VEST® Strategies (Series 901) and EQUI-VEST® Vantage plus 1%. We reserve the right to reduce or remove, at any time, our current minimum threshold for setting the Performance Cap Rate. Please contact the customer service group referenced in your EQUI-VEST® prospectus should you have questions or for more information.

B.	Sub-Adviser Change to the Multimanager Aggressive Equity Portfolio

Effective December 12, 2012, Legg Mason Capital Management, LLC no longer serves as a sub-adviser to an allocated portion of the Portfolio. AllianceBernstein L.P., ClearBridge Advisors, LLC, GCIC US Ltd., Marsico Capital Management, LLC, T. Rowe Price Associates, Inc. and Westfield Capital Management, L.P. will remain as sub-advisers to the Portfolio. Accordingly, all references to Legg Mason Capital Management, LLC are hereby deleted from your Prospectus.

AXA Equitable Funds Management Group, LLC will continue to be the investment manager to the Portfolio. Please see “Portfolios of the Trusts” in your Prospectus for more information.

Distributed by affiliate AXA Advisors, LLC, and/or for certain contracts co-distributed by affiliate AXA Distributors, LLC,

1290 Avenue of the Americas, New York, NY 10104.

Copyright 2013 AXA Equitable Life Insurance Company.

All rights reserved.

AXA Equitable Life Insurance Company

1290 Avenue of the Americas

New York, NY 10104

212-554-1234

888-134 (8/12)	Cat.#151112 (2/13)
NB/IF (AR), EV 201, 900, 901, NJ Acts	#482722